CONSENT OF TERENCE P. MCNULTY

The undersigned hereby consents to: (i) the filing of the written disclosure regarding the technical report entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA” dated January 27, 2014, in relation to (a) the Form 40-F Annual Report for the period ended December 31, 2013, and any amendments thereto (the “Form 40-F”), of Energy Fuels Inc. (the “Company”), filed with the United States Securities and Exchange Commission, and (b) the Company’s Annual Information Form for the period ended December 31, 2013 (the “AIF”); and (ii) the incorporation by reference of such disclosure into (a) the Company’s Form S-8 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “S-8”), and (b) the Company’s Form F-10 Registration Statement, being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “F-10”).

I also consent to: (i) the use of my name in the AIF, the F-10, and the Form 40-F; (ii) the incorporation by reference of the Form 40-F and the AIF into the S-8; and (iii) the incorporation by reference of the Form 40-F, and the AIF into the F-10.

/s/ Terence P. McNulty
Terence P. McNulty, P.E., D.Sc.

Date: March 28, 2014